SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b) [1]
(Amendment No. 3)

JDN Realty Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

465917102

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

(Continued on following pages)
Page 1 of 5 Pages

[1]
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 465917102                                                                                                                      Page 2 of 5 Pages

1.	Name of Reporting Person. I.R.S. Identification No. of above person Warren E. Buffett

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	Citizenship or Place of Organization United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 1,949,900 6. Shared Voting Power 0 7. Sole Dispositive Power 1,949,900 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,949,900

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable ☐

11.	Percent of Class Represented by Amount in Row (9) 5.60

12.	Type of Reporting Person IN

Item 1(a).     Name of Issuer:

JDN Realty Corp.

Item 1(b).    Address of Issuer’s Principal Executive Offices:

359 East Paces Ferry Road, NE, Suite 400
Atlanta, Georgia 30305

Item 2(a).    Name of Persons Filing:
Item 2(b).    Address of Principal Business Office:
Item 2(c).    Citizenship:

Warren E. Buffett
1440 Kiewit Plaza
Omaha, Nebraska 68131
United States Citizen

Item 2(d).    Title of Class of Securities:

Common Stock

Item 2(e).    CUSIP Number:

465917102

Item 3.  If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)  ☐ Broker or Dealer registered under Section 15 of the Act.

(b)  ☐ Bank as defined in Section 3(a)(6) of the Act.

(c)  ☐ Insurance Company as defined in Section 3(a)(19) of the Act.

(d)  ☐ Investment Company registered under Section 8 of the Investment Company Act of 1940.

(e)  ☐ An investment advisor registered in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)  ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

Page 3 of 5 Pages

(g)  ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

(h)  ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)  ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)  ☐ Group in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.      Ownership

(a)  Amount Beneficially Owned:

1,949,900

(b)  Percent of Class:

5.60

(c)  Number of shares as to which such person has:

(i)    sole power to vote or to direct the vote:

1,949,900

(ii)   shared power to vote or to direct the vote:

0

(iii)  sole power to dispose or direct the disposition of:

1,949,900

(iv)  shared power to dispose or to direct the disposition of:

0

Page 4 of 5 Pages

Item 5.    Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding         Company or Control Person.

Not Applicable

Item 8.    Identification and Classification of Members of the Group.

Not Applicable

Item 9.    Notice of Dissolution of Group.

Not Applicable

Item 10.    Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 14th day of February, 2003

/s/ Warren E. Buffett
Warren E. Buffett

Page 5 of 5 Pages